Mail Stop 4561

June 7, 2006

Eyal Desheh
Check Point Software Technologies Ltd.
3A Jabotinsky St., Diamond Tower
Ramat Gan, 52520 Israel

> **Re:** **Check Point Software Technologies Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed March 13, 2006**
> **File No. 000-28584**

Dear Mr. Desheh:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 39

1. In your discussion of the results of operations, you sometimes refer to two or more sources as components that contributed to a material change. Quantify the amount of the change that was due to each of the factors or events that you identify. Some examples of items that should be quantified include the following (note that this list is not intended to be all-inclusive):

- The increase in revenues in 2004 attributable to organic growth and the inclusion of Zone Labs' operations;
- The increase in revenues in 2005 due to growth in product sales, the continued strengthening of subscription and support sales, and the inclusion of Zone Labs' operations for a full year;
- The increase in subscription and support sales attributable to greater account coverage of the new comprehensive subscription and support programs and growth of the SmartDefense service and the consumer business;
- The increase in cost of revenues in 2004 attributable to the inclusion of expenses of Zone Labs' operations, amortization of intangible assets starting in the second quarter of 2004, and the increase in sales of hardware-based products;
- The increase in cost of revenues in 2005 attributable to the inclusion of Zone Labs' operations for a full year;
- The increased sales and marketing expense in 2004 due to the inclusion of Zone Labs' operations, the increase in compensation expenses, increase in marketing activities, and the continued strengthening of the Euro; and
- The increase in general and administrative expenses in 2004 due to the inclusion of Zone Labs' operations and a market increase in insurance costs.

Refer to Section III.D of SEC Release 33-6835. Revise future filings accordingly.

Item 15. Controls and Procedures, page 78

2.   Please tell us whether the Principal Executive Officer and Principal Financial Officer concluded that your disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e). That is, tell us, and confirm that you will disclose in future filings, whether your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Notes to Consolidated Financial Statements

Note 2: - Significant Accounting Policies

j. Revenue recognition:, page F-15

3.   We note your disclosures here and on page 35 that "VSOE of fair value of the undelivered elements (software subscription, support, consulting services and

training) is determined based on the price charged for the undelivered element when sold separately or renewed." Please explain how you have determined that you can reasonably estimate fair value of each undelivered element. Tell us how you considered the guidance in paragraphs 10 and 57 of SOP 97-2. We also note your disclosure on page 35 that "[s]uch determination is judgmental and for most contracts is based on normal pricing and discounting practices for those elements in similar arrangements." Please explain what you mean by this disclosure and describe the process you use to evaluate the various factors that affect your VSOE (e.g. purchase volume, competitive pricing, duration of the arrangement, region, distribution channel and specific requirements of the order). In this regard, we note your disclosure on page 19 that you "package and market [y]our products and services under different names and at a variety of prices."

4.   You indicate that, in 2005, you reported revenue related to the sale of the right to use one of the Company's patents for an unlimited period. Tell us more about this arrangement, including the facts and circumstances surrounding the initiation of the sale and the amount of related revenue reported. Indicate whether you plan to consummate more of these types of sales. Explain how you determined that the income was a result of your ongoing major or central operations to be reported as revenue per FASB Concepts Statement No. 6. In addition, explain how you determined that each of the criteria of SAB 104 was met before you recognized revenue from this arrangement.

5.   We note from pages 30 and 39 that after the end of 2003, you began offering a more comprehensive subscription and support program that covers all of your products in a customer's installed base rather than a separate program for each license. Tell us more about the terms of these arrangements. Indicate how the amount of revenue is determined and valued and how it complies with SOP 97-2. Tell us what consideration you gave to disclosing this revenue recognition policy.

6.   We note on page 33 of your Overview section that you develop, market and support combined hardware and software products, among other things. Tell us how you considered the guidance in EITF 00-21, EITF 03-05 and SOP 97-2 in determining the appropriate accounting literature to apply to arrangements involving hardware. Indicate what consideration you gave to disclosing your revenue recognition policy for hardware. Tell us the amount of revenue generated from hardware sales in each of the periods presented.

Form 6-K filed April 24, 2006

7.   We note the non-GAAP information furnished in the Form 6-K filed April 24, 2006, including the presentation of the Condensed Non-GAAP Consolidated Statement of Income and the Reconciliation Between GAAP to Non-GAAP Statement Of Income. These presentations do not appear consistent with our

guidance and requirements regarding non-GAAP information. Following are such inconsistencies in greater detail:

- In view of the nature, content and format of the presentation, we question whether it complies with Item 100(b) of Regulation G. In this regard, we note that the presentation of a full non-GAAP Consolidated Statement of Income creates the unwarranted impression that the presentation is based on a comprehensive set of accounting rules or principles.

- The presentation includes numerous non-GAAP measures including various non-GAAP operating expense items, non-GAAP operating income, non-GAAP income before income taxes, non-GAAP taxes on income, non-GAAP net income, and non-GAAP earnings per share information. Note that each line item, sub-total or total, for which an adjustment has been made, represents a separate non-GAAP measure that must be separately identified and addressed in the accompanying disclosure. See Item 100(a) of Regulation G.

8. In your Form 6-K filed on April 24, 2006, you disclose the non-GAAP measure of total cash flow excluding share buy back. If you continue to choose to present this measure, your report should include the disclosure requirements of Item 100 of Regulation G.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer at 202-551-3855, Melissa Walsh at 202-551-3224 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief